SEC 19008808

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PUBLIC

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing
MAR 05 2019
Washington, DC

SEC FILE NUMBER
8-67550

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CABOT LANE LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

521 FIFTH AVE FL 17
(No. and Street)

NEW YORK	NY	10175
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
KARL W. LOHWATER (757) 525-0990
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAICH ENDE MALTER & CO LLP
(Name – *if individual, state last, first, middle name*)

1375 BROADWAY FL 15	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

PUBLIC

I, KARL W. LOHWATER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CABOT LANE LLC, as of DECEMBER 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Karl W Lohwater
Signature

CHIEF FINANCIAL OFFICER
Title

Notary Public

BREANNA LOUISE WESTFALL
NOTARY PUBLIC
REGISTRATION # 7796652
COMMONWEALTH OF VIRGINIA
MY COMMISSION EXPIRES
NOVEMBER 30, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CABOT LANE LLC

STATEMENT OF FINANCIAL CONDITION
PURSUANT TO RULE 17a-5 UNDER THE
SECURITIES EXCHANG ACT OF 1934

DECEMBER 31, 2018

(FOR PUBLIC DISCLOSURE)

CABOT LANE LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

TABLE OF CONTENTS

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Managing Member of
Cabot Lane, LLC
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cabot Lane, LLC as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Cabot Lane, LLC as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Cabot Lane, LLC's management. Our responsibility is to express an opinion on Cabot Lane, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Cabot Lane, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP
We have served as Cabot Lane, LLC's auditor since 2017.
New York, New York
March 1, 2019

Cabot Lane LLC
Statement of Financial Condition
December 31, 2018

Assets	
Cash	$58,235
Prepaid Expenses	3,435
Total Assets	$61,670
Liabilities and Members' Equity	
Accounts Payable and Accrued Expenses	$18,037
Members' Equity	43,633
Total Liabilities and Members' Equity	$61,670

Cabot Lane LLC
Notes to Financial Statement
December 31, 2018

1. Organization and Nature of Business

Cabot Lane LLC (the "Firm") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Firm is a New York limited liability company. The Firm is 99-percent owned by Christopher Matchett, who is the Chief Executive Officer of the Firm, and 1-percent owned by Rebecca Matchett, who is not involved in the management or operation of the Firm.

The Firm changed its name from Meadowvale Advisors LLC to Cabot Lane LLC on August 17, 2018.

The Firm does not hold funds or securities for, or owe money or securities to, customers and operates pursuant to the exemptive provision of SEC Rule 15c3-3(k)(2)(i), 17 C.F.R. § 240.15c3-3(k)(2)(i). The Firm is, accordingly, exempt from the remaining provisions of Rule 15c3-3, including the requirements to reduce securities to possession or control and to make reserve bank account computations.

The Firm is in a single line of business as a securities broker, which comprises several classes of services. The primary activities of the Frim include (1) advising clients regarding structuring financial investments and non-securities transactions, including interest rate swaps, options on interest rates, credit derivative swaps, financial futures, currencies, commodities futures, and commodity options, (2) private placements of securities, and (3) selling variable life insurance. The Firm is also authorized to (a) retail corporate equity securities over-the-counter, (b) sell corporate debt securities, (c) act as a U.S. government securities broker, (d) sell tax shelters and limited partnerships in primary distributions, and (e) sell interests in mortgages or other receivables.

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash

The Firm's cash account is maintained at a bank and is fully insured up to $250,000 by the Federal Deposit Insurance Corporation. There are times when the cash balance may exceed $250,000. Management of the Firm regularly monitors the financial condition of the bank.

3. Related Party Transactions

Mr. Matchett is a 99-percent owner of the Firm, which pays Mr. Matchett a semi-monthly salary and related employee benefits and reimburses his ordinary and necessary business expenses. All such expenses are reflected in the Statement of Operations.

4. Commitments and Contingent Liabilities

The Firm had no contingent liabilities as of December 31, 2018. The Firm's operating lease is a month-to-month lease. The Frim was not involved in any litigation or arbitration at December 31, 2018.

5. Net Capital Requirements

The Firm is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1, 17 C.F.R. § 240.15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as therein defined, shall not exceed 15 to 1. At December 31, 2018, the Firm had net capital of $40,198, which was $35,198 in excess of its required net capital of $5,000. At December 31, 2018, the Firm's percentage of aggregate indebtedness to net capital was 45%.

6. Income Taxes

The Firm is a limited liability company treated as a partnership for Federal and State income tax purposes. In determining their Federal and State income tax, Members of the Firm take into account separately their distributive shares of the Firm's income, gain, loss, deduction, and credit. Accordingly, no provision or liability for Federal or State income taxes has been included in the financial statements. The Firm has adopted financial reporting rules regarding recognition and measurement of tax positions taken or expected to be taken on Federal and State tax returns. Management has reviewed all open tax years and concluded that there is no impact on the Firm's financial statements and no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions taken or expected to be taken on a Federal or State tax return. The Firm recognizes interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense in the Statement of Operations. As of December 31, 2018, the Firm has not accrued interest or penalties related to uncertain tax positions.

7. Going Concern

As an SEC-registered, FINRA-member broker-dealer, the Firm must maintain net capital on a daily basis in accordance with the SEC Uniform Net Capital Rule. The Firm incurred a net loss for the year ended December 31, 2018, and as a result, the Members of the Firm made capital contributions for the year ended December 31, 2018, to maintain its compliance with the Net Capital Rule. It is the intention of the Members to continue to operate the Firm for the twelve-month period from the date that these financial statements are issued and contribute the necessary capital to maintain the operations and meet the net capital requirements of the SEC's Uniform Net Capital Rule.

8. Subsequent Events

Management has evaluated subsequent events through February 28, 2019, the date of these financial statements were available to be issued.